 Exhibit 99.10

IFRS USD Earnings Release

Infosys Limited and Subsidiaries

Unaudited Condensed Consolidated Balance Sheets as of

(Dollars in millions except share data)

	December 31, 2013	March 31, 2013
ASSETS
Current Assets
Cash and cash equivalents	$3,712	$4,021
Available-for-sale financial assets	418	320
Investment in certificates of deposit	106	–
Trade receivables	1,447	1,305
Unbilled revenue	423	449
Derivative financial instruments	–	19
Prepayments and other current assets	428	391
Total Current Assets	6,534	6,505
Non-current assets
Property, plant and equipment	1,202	1,191
Goodwill	354	364
Intangible assets	60	68
Available-for-sale financial assets	203	72
Deferred income tax assets	98	94
Income tax assets	241	201
Other non-current assets	41	44
Total Non-Current Assets	2,199	2,034
Total assets	$8,733	$8,539
LIABILITIES AND EQUITY
Current liabilities
Derivative financial instruments	$16	–
Trade payables	29	35
Current income tax liabilities	318	245
Client deposits	7	6
Unearned revenue	142	152
Employee benefit obligations	148	113
Provisions	49	39
Other current liabilities	733	568
Total current liabilities	1,442	1,158
Non-current liabilities
Deferred income tax liabilities	11	23
Other non-current liabilities	49	27
Total liabilities	1,502	1,208
Share capital 5 ($0.16) par value 600,000,000 equity shares authorized, issued and outstanding 571,402,566 each, net of 2,833,600 treasury shares each as of December 31, 2013 and March 31, 2013, respectively	64	64
Share premium	704	704
Retained earnings	8,405	7,666
Other components of equity	(1,942)	(1,103)
Total equity attributable to equity holders of the company	7,231	7,331
Non-controlling interests	–	–
Total equity	7,231	7,331
Total liabilities and equity	$8,733	$8,539
Commitments and contingent liabilities

The accompanying notes form an integral part of the unaudited condensed consolidated interim financial statements

Infosys Limited and Subsidiaries

Unaudited Condensed Consolidated Statements of Comprehensive Income

(Dollars in millions except share and per equity share data)

	Three months ended December 31,		Nine months ended December 31,
	2013	2012	2013	2012
Revenues	$2,100	$1,911	$6,157	$5,460
Cost of sales	1,341	1,203	3,974	3,376
Gross profit	759	708	2,183	2,084
Operating expenses:
Selling and marketing expenses	104	99	327	277
Administrative expenses*	129	118	411	355
Total operating expenses	233	217	738	632
Operating profit	526	491	1,445	1,452
Other income, net	117	92	301	308
Profit before income taxes	643	583	1,746	1,760
Income tax expense	180	149	482	479
Net profit	$463	$434	$1,264	$1,281
Other comprehensive income
Items that will not be reclassified to profit or loss:
Re-measurements of the net defined benefit liability/asset	4	–	10	–
Items that maybe reclassified subsequently to profit or loss:
Fair value changes on available-for-sale financial asset, net of tax effect (refer note 2.2 and 2.5)	(10)	–	(14)	–
Exchange differences on translating foreign operations	91	(250)	(844)	(478)
Total other comprehensive income	$85	($250)	($848)	($478)
Total comprehensive income	$548	$184	$416	$803
Profit attributable to:
Owners of the company	$463	$434	$1,264	$1,281
Non-controlling interest	–	–	–	–
	$463	$434	$1,264	$1,281
Total comprehensive income attributable to:
Owners of the company	$548	$184	$416	$803
Non-controlling interest	–	–	–	–
	$548	$184	$416	$803
Earnings per equity share
Basic ($)	0.81	0.76	2.21	2.24
Diluted ($)	0.81	0.76	2.21	2.24
Weighted average equity shares used in computing earnings per equity share
Basic	571,402,566	571,400,086	571,402,566	571,398,129
Diluted	571,402,566	571,400,417	571,402,566	571,399,018
(*) Administrative expenses for the nine months ended December 31, 2013 include a charge of $35 million towards visa related matters. Refer note 2.9

The accompanying notes form an integral part of the unaudited condensed consolidated interim financial statements

Infosys Limited and Subsidiaries

Unaudited Condensed Consolidated Statements of Changes in Equity

(Dollars in millions except share data)

	Shares(*)	Share capital	Share premium	Retained earnings	Other components of equity	Total equity attributable to equity holders of the company
Balance as of April 1, 2012	571,396,401	$64	$703	$6,509	($700)	$6,576
Changes in equity for the nine months ended December 31, 2012
Shares issued on exercise of employee stock options	6,165	–	1	–	–	1
Dividends (including corporate dividend tax)	–	–	–	(567)	–	(567)
Fair value changes on available-for-sale financial assets, net of tax effect (Refer Note 2.2 and 2.5)	–	–	–	–	–	–
Net profit	–	–	–	1,281	–	1,281
Exchange differences on translating foreign operations	–	–	–	–	(478)	(478)
Balance as of December 31, 2012	571,402,566	$64	$704	$7,223	($1,178)	$6,813
Balance as of April 1, 2013	571,402,566	$64	$704	$7,666	($1,103)	$7,331
Changes in equity for the nine months ended December 31, 2013
Remeasurement of the net defined benefit liability/(asset)	–	–	–	–	10	10
Change in accounting policy -Adoption of IAS 19	–	–	–	(6)	9	3
Dividends (including corporate dividend tax)	–	–	–	(519)	–	(519)
Fair value changes on available-for-sale financial assets, net of tax effect (Refer Note 2.2 and 2.5)	–	–	–	–	(14)	(14)
Net profit	–	–	–	1,264	–	1,264
Exchange differences on translating foreign operations	–	–	–	–	(844)	(844)
Balance as of December 31, 2013	571,402,566	$64	$704	$8,405	($1,942)	$7,231

*excludes treasury shares of 2,833,600 held by consolidated trust

The accompanying notes form an integral part of the unaudited condensed consolidated interim financial statements

Infosys Limited and Subsidiaries

Unaudited Condensed Consolidated Statements of Cash Flows

(Dollars in millions)

	Nine months ended
	December 31, 2013	December 31, 2012
Operating activities:
Net Profit	$1,264	$1,281
Adjustments to reconcile net profit to net cash provided by operating activities :
Depreciation and amortization	168	150
Income on available-for-sale financial assets and certificates of deposit	(31)	(35)
Income tax expense	482	479
Other non cash item	(1)	(3)
Effect of exchange rate changes on assets and liabilities	10	5
Deferred purchase price	22	4
Changes in Working Capital
Trade receivables	(307)	(158)
Prepayments and other assets	(10)	(37)
Unbilled revenue	(30)	(49)
Trade payables	9	2
Client deposits	2	9
Unearned revenue	9	44
Other liabilities and provisions	298	92
Cash generated from operations	1,885	1,784
Income taxes paid	(475)	(465)
Net cash provided by operating activities	1,410	1,319
Investing activities:
Expenditure on property, plant and equipment net of sale proceeds, including changes in retention money and capital creditors	(322)	(267)
Payment on acquisition of intangible assets	–	(2)
Payment for acquisition of business, net of cash acquired	–	(206)
Loans to employees	(1)	(12)
Deposits placed with corporation	(26)	(9)
Income on available-for-sale financial assets and certificates of deposit	27	31
Investment in quoted debt securities	(155)	(12)
Investment in certificates of deposit	(181)	–
Redemption of certificates of deposit	74	67
Investment in liquid mutual fund units	(2,788)	(3,168)
Redemption of liquid mutual fund units	2,654	1,831
Investment in fixed maturity plan securities	(5)	–
Net cash used in investing activities	(723)	(1,747)
Financing activities:
Proceeds from issuance of common stock on exercise of employee stock options	–	1
Repayment of borrowings	–	(16)
Payment of dividend	(439)	(488)
Payment of corporate dividend tax	(80)	(79)
Net cash used in financing activities	(519)	(582)
Effect of exchange rate changes on cash and cash equivalents	(477)	(297)
Net increase/(decrease) in cash and cash equivalents	168	(1,010)
Cash and cash equivalents at the beginning	4,021	4,047
Cash and cash equivalents at the end	$3,712	$2,740
Supplementary information:
Restricted cash balance	$52	$54

The accompanying notes form an integral part of the unaudited condensed consolidated interim financial statements

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

1. Company Overview and Significant Accounting Policies

1.1 Company overview

Infosys Limited (Infosys or the company) along with its controlled trusts, Infosys Limited Employees‘ Welfare Trust and Infosys Science Foundation, majority owned and controlled subsidiary, Infosys BPO Limited (Infosys BPO) and its wholly owned and controlled subsidiaries, and wholly owned and controlled subsidiaries, Infosys Technologies (Australia) Pty. Limited (Infosys Australia), Infosys Technologies (China) Co. Limited (Infosys China), Infosys Technologies S. DE R.L. de C.V. (Infosys Mexico), Infosys Technologies (Sweden) AB (Infosys Sweden), Infosys Consulting India Limited (Infosys Consulting India), Infosys Tecnologia do Brasil Ltda (Infosys Brasil), Infosys Public Services, Inc., (Infosys Public Services), Infosys Americas Inc., (Infosys Americas), Infosys Technologies (Shanghai) Company Limited (Infosys Shanghai) and Lodestone Holding AG and its controlled subsidiaries (Infosys Lodestone) is a leading global technology services company. The Infosys group of companies (the Group) provides business consulting, technology, engineering and outsourcing services. In addition, the Group offers software products for the banking industry.

The company is a public limited company incorporated and domiciled in India and has its registered office at Bangalore, Karnataka, India. The company has its primary listings on the Bombay Stock Exchange and National Stock Exchange in India. The company’s American Depositary Shares representing equity shares are also listed on the New York Stock Exchange (NYSE) following the company’s voluntary delisting from the NASDAQ Global Select Market on December 11, 2012. The company listed in NYSE Euronext London and NYSE Euronext Paris on February 20, 2013.

1.2 Basis of preparation of financial statements

These consolidated interim financial statements have been prepared in compliance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS), under the historical cost convention on the accrual basis except for certain financial instruments and prepaid gratuity benefits which have been measured at fair values. Accounting policies have been applied consistently to all periods presented in these consolidated interim financial statements.

1.3 Changes in accounting policies

The Group has adopted the following new standards and amendments to standards, including any consequential amendments to other standards, with effect from April 1, 2013.

Amendments to IFRS 7 Financial Instruments: Disclosures *

IFRS 10 Consolidated Financial Statements (2011) (Refer 1.4)

IFRS 11 Joint Arrangements*

IFRS 12 Disclosure of Interests in Other Entities*

IFRS 13 Fair Value Measurement

On April 1, 2013, the Group adopted, IFRS 13, “Fair Value Measurement” which establishes a single source of guidance for fair value measurement under IFRS. IFRS 13 provides a revised definition of fair value and guidance on how it should be applied where its use is already required or permitted by other standards within IFRS and introduces more comprehensive disclosure requirements on fair value measurement. There was no impact on the consolidated financial statements from the adoption of the measurement requirements of IFRS 13. The Group has provided the disclosures as required by IFRS 13 in the note “Financial Instruments” of these consolidated financial statements.

Amendments to IAS 1- Presentation of Items of Other Comprehensive Income (Refer statement of comprehensive income)

As a result of the amendments to IAS 1, the Group has modified the presentation of items of other comprehensive income in its consolidated statements of comprehensive income, to present separately items that would be reclassified to profit or loss in the future from those that would never be. Comparative information has also been re-presented accordingly.

The adoption of the amendment to IAS 1 has no impact on the recognised assets, liabilities and comprehensive income of the Group.

IAS 19 Employee Benefits (2011) (Refer 1.19.1)

Amendments to IAS 32- Financial Instruments: Income taxes arising from distribution to equity holders*

Amendments to IAS 34- Interim Financial Reporting: Segment information for total assets and liabilities*

* The adoption of these standards does not have any impact on the unaudited consolidated financial statements of the group.

1.4 Basis of consolidation

Infosys consolidates entities which it owns or controls. As a result of IFRS 10, the Group has changed its accounting policy with respect to the basis for determining control.

Control exists when the parent has power over the entity, is exposed, or has rights, to variable returns from its involvement with the entity and has the ability to affect those returns by using its power over the entity. Power is demonstrated through existing rights that give the ability to direct relevant activities, those which significantly affect the entity's returns. Subsidiaries are consolidated from the date control commences until the date control ceases.

Previously, control existed when the Group had the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that were currently exercisable were also taken into account.

In accordance with the transitional provisions of IFRS 10 (2011), the Group reassessed the control conclusion at April 1, 2013 and has concluded that there is no change to the scope of the entities to be consolidated as a result of the adoption of IFRS 10.

The financial statements of the Group companies are consolidated on a line-by-line basis and intra-group balances and transactions including unrealized gain / loss from such transactions are eliminated upon consolidation. These financial statements are prepared by applying uniform accounting policies in use at the Group. Non-controlling interests which represent part of the net profit or loss and net assets of subsidiaries that are not, directly or indirectly, owned or controlled by the company, are excluded.

1.5 Use of estimates

The preparation of the financial statements in conformity with IFRS requires management to make estimates, judgments and assumptions. These estimates, judgments and assumptions affect the application of accounting policies and the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the period. Application of accounting policies that require critical accounting estimates involving complex and subjective judgments and the use of assumptions in these financial statements have been disclosed in Note 1.6. Accounting estimates could change from period to period. Actual results could differ from those estimates. Appropriate changes in estimates are made as management becomes aware of changes in circumstances surrounding the estimates. Changes in estimates are reflected in the financial statements in the period in which changes are made and, if material, their effects are disclosed in the notes to the consolidated interim financial statements.

1.6 Critical accounting estimates

a. Revenue recognition

The company uses the percentage-of-completion method in accounting for its fixed-price contracts. Use of the percentage-of-completion method requires the company to estimate the efforts or costs expended to date as a proportion of the total efforts or costs to be expended. Efforts or costs expended have been used to measure progress towards completion as there is a direct relationship between input and productivity. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the expected contract estimates at the reporting date.

b. Income taxes

The company's two major tax jurisdictions are India and the U.S., though the company also files tax returns in other overseas jurisdictions. Significant judgments are involved in determining the provision for income taxes, including amount expected to be paid/recovered for uncertain tax positions. Also refer to Note 2.5.

c. Business combinations and intangible assets

Business combinations are accounted for using IFRS 3 (Revised), Business Combinations. IFRS 3 requires the identifiable intangible assets and contingent consideration to be fair valued in order to ascertain the net fair value of identifiable assets, liabilities and contingent liabilities of the acquiree. Significant estimates are required to be made in determining the value of contingent consideration and intangible assets. These valuations are conducted by independent valuation experts.

1.7 Revenue recognition

The company derives revenues primarily from software related services and from the licensing of software products. Arrangements with customers for software related services are either on a fixed-price, fixed-timeframe or on a time-and-material basis.

Revenue on time-and-material contracts are recognized as the related services are performed and revenue from the end of the last billing to the balance sheet date is recognized as unbilled revenues. Revenue from fixed-price, fixed-timeframe contracts, where there is no uncertainty as to measurement or collectability of consideration, is recognized as per the percentage-of-completion method. When there is uncertainty as to measurement or ultimate collectability revenue recognition is postponed until such uncertainty is resolved. Efforts or costs expended have been used to measure progress towards completion as there is a direct relationship between input and productivity. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current contract estimates. Costs and earnings in excess of billings are classified as unbilled revenue while billings in excess of costs and earnings are classified as unearned revenue. Maintenance revenue is recognised rateably over the term of the underlying maintenance arrangement.

In arrangements for software development and related services and maintenance services, the company has applied the guidance in IAS 18, Revenue, by applying the revenue recognition criteria for each separately identifiable component of a single transaction. The arrangements generally meet the criteria for considering software development and related services as separately identifiable components. For allocating the consideration, the company has measured the revenue in respect of each separable component of a transaction at its fair value, in accordance with principles given in IAS 18. The price that is regularly charged for an item when sold separately is the best evidence of its fair value. In cases where the company is unable to establish objective and reliable evidence of fair value for the software development and related services, the company has used a residual method to allocate the arrangement consideration. In these cases the balance of the consideration, after allocating the fair values of undelivered components of a transaction has been allocated to the delivered components for which specific fair values do not exist.

License fee revenues are recognized when the general revenue recognition criteria given in IAS 18 are met. Arrangements to deliver software products generally have three elements: license, implementation and Annual Technical Services (ATS). The company has applied the principles given in IAS 18 to account for revenues from these multiple element arrangements. Objective and reliable evidence of fair value has been established for ATS. Objective and reliable evidence of fair value is the price charged when the element is sold separately. When other services are provided in conjunction with the licensing arrangement and objective and reliable evidence of their fair values have been established, the revenue from such contracts are allocated to each component of the contract in a manner, whereby revenue is deferred for the undelivered services and the residual amounts are recognized as revenue for delivered elements. In the absence of objective and reliable evidence of fair value for implementation, the entire arrangement fee for license and implementation is recognized using the percentage-of-completion method as the implementation is performed. Revenue from client training, support and other services arising due to the sale of software products is recognized as the services are performed. ATS revenue is recognised ratably over the period in which the services are rendered.

Advances received for services and products are reported as client deposits until all conditions for revenue recognition are met.

The company accounts for volume discounts and pricing incentives to customers as a reduction of revenue based on the rateable allocation of the discounts/ incentives amount to each of the underlying revenue transaction that results in progress by the customer towards earning the discount/ incentive. Also, when the level of discount varies with increases in levels of revenue transactions, the company recognizes the liability based on its estimate of the customer's future purchases. If it is probable that the criteria for the discount will not be met, or if the amount thereof cannot be estimated reliably, then discount is not recognized until the payment is probable and the amount can be estimated reliably. The company recognizes changes in the estimated amount of obligations for discounts in the period in which the change occurs. The discounts are passed on to the customer either as direct payments or as a reduction of payments due from the customer.

The company presents revenues net of value-added taxes in its statement of comprehensive income.

1.8 Property, plant and equipment

Property, plant and equipment are stated at cost, less accumulated depreciation and impairments, if any. Costs directly attributable to acquisition are capitalized until the property, plant and equipment are ready for use, as intended by management. The company depreciates property, plant and equipment over their estimated useful lives using the straight-line method. The estimated useful lives of assets for current and comparative periods are as follows:

Buildings	15 years
Plant and machinery	5 years
Computer equipment	2-5 years
Furniture and fixtures	5 years
Vehicles	5 years

Depreciation methods, useful lives and residual values are reviewed at each reporting date.

Advances paid towards the acquisition of property, plant and equipment outstanding at each balance sheet date and the cost of assets not put to use before such date are disclosed under ‘Capital work-in-progress’. Subsequent expenditures relating to property, plant and equipment is capitalized only when it is probable that future economic benefits associated with these will flow to the Group and the cost of the item can be measured reliably. Repairs and maintenance costs are recognized in net profit in the statement of comprehensive income when incurred. The cost and related accumulated depreciation are eliminated from the financial statements upon sale or retirement of the asset and the resultant gains or losses are recognized in net profit in the statement of comprehensive income. Assets to be disposed off are reported at the lower of the carrying value or the fair value less cost to sell.

1.9 Business combinations

Business combinations have been accounted for using the acquisition method under the provisions of IFRS 3 (Revised), Business Combinations.

The cost of an acquisition is measured at the fair value of the assets transferred, equity instruments issued and liabilities incurred or assumed at the date of acquisition, which is the date on which control is transferred to the Group. The cost of acquisition also includes the fair value of any contingent consideration. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair value on the date of acquisition.

Transaction costs that the Group incurs in connection with a business combination such as finders’ fees, legal fees, due diligence fees, and other professional and consulting fees are expensed as incurred.

1.10 Goodwill

Goodwill represents the cost of business acquisition in excess of the Group's interest in the net fair value of identifiable assets, liabilities and contingent liabilities of the acquiree. When the net fair value of the identifiable assets, liabilities and contingent liabilities acquired exceeds the cost of business acquisition, a gain is recognized immediately in net profit in the statement of comprehensive income. Goodwill is measured at cost less accumulated impairment losses.

1.11 Intangible assets

Intangible assets are stated at cost less accumulated amortization and impairment. Intangible assets are amortized over their respective individual estimated useful lives on a straight-line basis, from the date that they are available for use. The estimated useful life of an identifiable intangible asset is based on a number of factors including the effects of obsolescence, demand, competition, and other economic factors (such as the stability of the industry, and known technological advances), and the level of maintenance expenditures required to obtain the expected future cash flows from the asset.

Research costs are expensed as incurred. Software product development costs are expensed as incurred unless technical and commercial feasibility of the project is demonstrated, future economic benefits are probable, the company has an intention and ability to complete and use or sell the software and the costs can be measured reliably. The costs which can be capitalized include the cost of material, direct labour, overhead costs that are directly attributable to preparing the asset for its intended use. Research and development costs and software development costs incurred under contractual arrangements with customers are accounted as cost of sales.

1.12 Financial instruments

Financial instruments of the Group are classified in the following categories: non-derivative financial instruments comprising of loans and receivables, available-for-sale financial assets and trade and other payables; derivative financial instruments under the category of financial assets or financial liabilities at fair value through profit or loss; share capital and treasury shares. The classification of financial instruments depends on the purpose for which those were acquired. Management determines the classification of its financial instruments at initial recognition.

a. Non-derivative financial instruments

(i) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are presented as current assets, except for those maturing later than 12 months after the balance sheet date which are presented as non-current assets. Loans and receivables are measured initially at fair value plus transaction costs and subsequently carried at amortized cost using the effective interest method, less any impairment loss or provisions for doubtful accounts. Loans and receivables are represented by trade receivables, net of allowances for impairment, unbilled revenue, cash and cash equivalents, prepayments, certificates of deposit, and other assets. Cash and cash equivalents comprise cash and bank deposits and deposits with corporations. The company considers all highly liquid investments with a remaining maturity at the date of purchase of three months or less and that are readily convertible to known amounts of cash to be cash equivalents. Certificates of deposit is a negotiable money market instrument for funds deposited at a bank or other eligible financial institution for a specified time period. For these financial instruments, the carrying amounts approximate fair value due to the short maturity of these instruments. Loans and receivables are reclassified to available-for-sale financial assets when the financial asset becomes quoted in an active market.

(ii) Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated in this category or are not classified in any of the other categories. Available-for-sale financial assets are recognized initially at fair value plus transactions costs. Subsequent to initial recognition these are measured at fair value and changes therein, other than impairment losses and foreign exchange gains and losses on available-for-sale monetary items are recognized directly in other comprehensive income. When an investment is derecognized, the cumulative gain or loss in other comprehensive income is transferred to net profit in the statement of comprehensive income. These are presented as current assets unless management intends to dispose off the assets after 12 months from the balance sheet date.

(iii) Trade and other payables

Trade and other payables are initially recognized at fair value, and subsequently carried at amortized cost using the effective interest method. For these financial instruments, the carrying amounts approximate fair value due to the short maturity of these instruments.

b. Derivative financial instruments

Financial assets or financial liabilities, at fair value through profit or loss.

This category has two sub-categories wherein, financial assets or financial liabilities are held for trading or are designated as such upon initial recognition. A financial asset is classified as held for trading if it is acquired principally for the purpose of selling in the short term. Derivatives are categorized as held for trading unless they are designated as hedges.

The company holds derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in foreign exchange rates on trade receivables and forecasted cash flows denominated in certain foreign currencies. The counterparty for these contracts is generally a bank or a financial institution. Although the company believes that these financial instruments constitute hedges from an economic perspective, they do not qualify for hedge accounting under IAS 39, Financial Instruments: Recognition and Measurement. Any derivative that is either not designated a hedge, or is so designated but is ineffective per IAS 39, is categorized as a financial asset, at fair value through profit or loss.

Derivatives are recognized initially at fair value and attributable transaction costs are recognized in net profit in the statement of comprehensive income when incurred. Subsequent to initial recognition, derivatives are measured at fair value through profit or loss and the resulting exchange gains or losses are included in other income. Assets/ liabilities in this category are presented as current assets/current liabilities if they are either held for trading or are expected to be realized within 12 months after the balance sheet date.

c. Share capital and treasury shares

Ordinary Shares

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of new ordinary shares and share options are recognized as a deduction from equity, net of any tax effects.

Treasury Shares

When any entity within the Group purchases the company's ordinary shares, the consideration paid including any directly attributable incremental cost is presented as a deduction from total equity, until they are cancelled, sold or reissued. When treasury shares are sold or reissued subsequently, the amount received is recognized as an increase in equity, and the resulting surplus or deficit on the transaction is transferred to/ from share premium.

1.13 Impairment

a. Financial assets

The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. A financial asset is considered impaired if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of that asset. Individually significant financial assets are tested for impairment on an individual basis. The remaining financial assets are assessed collectively in groups that share similar credit risk characteristics.

(i) Loans and receivables

Impairment loss in respect of loans and receivables measured at amortized cost are calculated as the difference between their carrying amount, and the present value of the estimated future cash flows discounted at the original effective interest rate. Such impairment loss is recognized in net profit in the statement of comprehensive income.

(ii) Available-for-sale financial assets

Significant or prolonged decline in the fair value of the security below its cost and the disappearance of an active trading market for the security are objective evidence that the security is impaired. An impairment loss in respect of an available-for-sale financial asset is calculated by reference to its fair value and is recognized in net profit in the statement of comprehensive income. The cumulative loss that was recognized in other comprehensive income is transferred to net profit in the statement of comprehensive income upon impairment.

b. Non-financial assets

(i) Goodwill

Goodwill is tested for impairment on an annual basis and whenever there is an indication that goodwill may be impaired, relying on a number of factors including operating results, business plans and future cash flows. For the purpose of impairment testing, goodwill acquired in a business combination is allocated to the Group's cash generating units (CGU) or groups of CGU’s expected to benefit from the synergies arising from the business combination. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or group of assets. Impairment occurs when the carrying amount of a CGU including the goodwill, exceeds the estimated recoverable amount of the CGU. The recoverable amount of a CGU is the higher of its fair value less cost to sell and its value-in-use. Value-in-use is the present value of future cash flows expected to be derived from the CGU.

Total impairment loss of a CGU is allocated first to reduce the carrying amount of goodwill allocated to the CGU and then to the other assets of the CGU pro-rata on the basis of the carrying amount of each asset in the CGU. An impairment loss on goodwill is recognized in net profit in the statement of comprehensive income and is not reversed in the subsequent period.

(ii) Intangible assets and property, plant and equipment

Intangible assets and property, plant and equipment are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. For the purpose of impairment testing, the recoverable amount (i.e. the higher of the fair value less cost to sell and the value-in-use) is determined on an individual asset basis unless the asset does not generate cash flows that are largely independent of those from other assets. In such cases, the recoverable amount is determined for the CGU to which the asset belongs.

If such assets are considered to be impaired, the impairment to be recognized in net profit in the statement of comprehensive income is measured by the amount by which the carrying value of the assets exceeds the estimated recoverable amount of the asset.

c. Reversal of impairment loss

An impairment loss for financial assets is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognized. An impairment loss in respect of goodwill is not reversed. In respect of other assets, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. The carrying amount of an asset other than goodwill is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of any accumulated amortization or depreciation) had no impairment loss been recognized for the asset in prior years. A reversal of impairment loss for an asset other than goodwill and available- for-sale financial assets that are equity securities is recognized in net profit in the statement of comprehensive income. For available-for-sale financial assets that are equity securities, the reversal is recognized in other comprehensive income.

1.14 Fair value of financial instruments

In determining the fair value of its financial instruments, the company uses a variety of methods and assumptions that are based on market conditions and risks existing at each reporting date. The methods used to determine fair value include discounted cash flow analysis, available quoted market prices and dealer quotes. All methods of assessing fair value result in general approximation of value, and such value may never actually be realized.

For all other financial instruments the carrying amounts approximate fair value due to the short maturity of those instruments. The fair value of securities, which do not have an active market and where it is not practicable to determine the fair values with sufficient reliability, are carried at cost less impairment.

1.15 Provisions

A provision is recognized if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.

a. Post sales client support

The company provides its clients with a fixed-period post sales support for corrections of errors and telephone support on all its fixed-price, fixed-timeframe contracts. Costs associated with such support services are accrued at the time related revenues are recorded and included in cost of sales. The company estimates such costs based on historical experience and estimates are reviewed on a periodic basis for any material changes in assumptions and likelihood of occurrence.

b. Onerous contracts

Provisions for onerous contracts are recognized when the expected benefits to be derived by the Group from a contract are lower than the unavoidable costs of meeting the future obligations under the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract. Before a provision is established the Group recognizes any impairment loss on the assets associated with that contract.

1.16 Foreign currency

Functional currency

The functional currency of Infosys, Infosys BPO and Infosys Consulting India is the Indian rupee. The functional currencies for Infosys Australia, Infosys China, Infosys Mexico, Infosys Sweden, Infosys Brasil, Infosys Public Services, Infosys Shanghai, Infosys Lodestone and Infosys Americas are the respective local currencies. These financial statements are presented in U.S. dollars (rounded off to the nearest million).

Transactions and translations

Foreign-currency denominated monetary assets and liabilities are translated into the relevant functional currency at exchange rates in effect at the balance sheet date. The gains or losses resulting from such translations are included in net profit in the statement of comprehensive income. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at fair value are translated at the exchange rate prevalent at the date when the fair value was determined. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at historical cost are translated at the exchange rate prevalent at the date of transaction.

Transaction gains or losses realized upon settlement of foreign currency transactions are included in determining net profit for the period in which the transaction is settled. Revenue, expense and cash-flow items denominated in foreign currencies are translated into the relevant functional currencies using the exchange rate in effect on the date of the transaction.

The translation of financial statements of the foreign subsidiaries to the functional currency of the company is performed for assets and liabilities using the exchange rate in effect at the balance sheet date and for revenue, expense and cash-flow items using the average exchange rate for the respective periods. The gains or losses resulting from such translation are included in currency translation reserves under other components of equity. When a subsidiary is disposed off, in full, the relevant amount is transferred to net profit in the statement of comprehensive income.However when a change in the parent's ownership does not result in loss of control of a subsidiary, such changes are recorded through equity.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the exchange rate in effect at the balance sheet date.

1.17 Earnings per equity share

Basic earnings per equity share is computed by dividing the net profit attributable to the equity holders of the company by the weighted average number of equity shares outstanding during the period. Diluted earnings per equity share is computed by dividing the net profit attributable to the equity holders of the company by the weighted average number of equity shares considered for deriving basic earnings per equity share and also the weighted average number of equity shares that could have been issued upon conversion of all dilutive potential equity shares. The dilutive potential equity shares are adjusted for the proceeds receivable had the equity shares been actually issued at fair value (i.e. the average market value of the outstanding equity shares). Dilutive potential equity shares are deemed converted as of the beginning of the period, unless issued at a later date. Dilutive potential equity shares are determined independently for each period presented.

The number of equity shares and potentially dilutive equity shares are adjusted retrospectively for all periods presented for any share splits and bonus shares issues including for changes effected prior to the approval of the financial statements by the Board of Directors.

1.18 Income taxes

Income tax expense comprises current and deferred income tax. Income tax expense is recognized in net profit in the statement of comprehensive income except to the extent that it relates to items recognized directly in equity, in which case it is recognized in other comprehensive income. Current income tax for current and prior periods is recognized at the amount expected to be paid to or recovered from the tax authorities, using the tax rates and tax laws that have been enacted or substantively enacted by the balance sheet date. Deferred income tax assets and liabilities are recognized for all temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements except when the deferred income tax arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and affects neither accounting nor taxable profit or loss at the time of the transaction. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Deferred income tax assets and liabilities are measured using tax rates and tax laws that have been enacted or substantively enacted by the balance sheet date and are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of changes in tax rates on deferred income tax assets and liabilities is recognized as income or expense in the period that includes the enactment or the substantive enactment date. A deferred income tax asset is recognized to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences and tax losses can be utilized. Deferred income taxes are not provided on the undistributed earnings of subsidiaries and branches where it is expected that the earnings of the subsidiary or branch will not be distributed in the foreseeable future. The income tax provision for the interim period is made based on the best estimate of the annual average tax rate expected to be applicable for the full financial year. The company offsets current tax assets and current tax liabilities, where it has a legally enforceable right to set off the recognized amounts and where it intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously. Tax benefits of deductions earned on exercise of employee share options in excess of compensation charged to income are credited to share premium.

1.19 Employee benefits

1.19.1 Gratuity

Infosys provides for gratuity, a defined benefit retirement plan (the Gratuity Plan) covering eligible employees. The Gratuity Plan provides a lump-sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee's salary and the tenure of employment.

Liabilities with regard to the Gratuity Plan are determined by actuarial valuation, performed by an independent actuary, at each balance sheet date using the projected unit credit method. The company fully contributes all ascertained liabilities to the Infosys Limited Employees' Gratuity Fund Trust (the Trust). In case of Infosys BPO, contributions are made to the Infosys BPO's Employees' Gratuity Fund Trust. Trustees administer contributions made to the Trusts and contributions are invested in a scheme with Life Insurance Corporation as permitted by law.

The group has adopted Revised IAS 19 effective April 1, 2013. Pursuant to this adoption, the Group recognizes the net obligation of a defined benefit plan in its balance sheet as an asset or liability.The amended standard requires immediate recognition of the gains and losses through re-measurements of the net defined benefit liability/ (asset) through other comprehensive income. Further it also requires the interest expense (income) considered in the Profit and Loss to be restricted to the discount rate based on the Government securities yield. The actual return of the portfolio, in excess of such yields is recognised through the other comprehensive income. The Revised IAS 19 also requires effect of any plan amendments to be recognised immediately through the net profits, in the statement of comprehensive income.

Previously, the actuarial gains and losses were charged or credited to net profit in the statement of comprehensive income in the period in which they arose and the expected return on plan assets computed based on market expectations were considered as part of the net gratuity cost.

The adoption of Revised IAS 19 Employee Benefits did not have a material impact on the consolidated financial statements.

1.19.2 Superannuation

Certain employees of Infosys are also participants in a defined contribution plan. The company has no further obligations to the Plan beyond its monthly contributions. Certain employees of Infosys BPO are also eligible for superannuation benefit. Infosys BPO has no further obligations to the superannuation plan beyond its monthly contribution which are periodically contributed to a trust fund, the corpus of which is invested with the Life Insurance Corporation of India.

1.19.3 Provident fund

Eligible employees of Infosys receive benefits from a provident fund, which is a defined benefit plan. Both the employee and the company make monthly contributions to the provident fund plan equal to a specified percentage of the covered employee's salary. The company contributes a part of the contributions to the Infosys Limited Employees' Provident Fund Trust. The trust invests in specific designated instruments as permitted by Indian law. The remaining portion is contributed to the government administered pension fund. The rate at which the annual interest is payable to the beneficiaries by the trust is being administered by the government. The company has an obligation to make good the shortfall, if any, between the return from the investments of the Trust and the notified interest rate.

In respect of Infosys BPO, eligible employees receive benefits from a provident fund, which is a defined contribution plan. Both the employee and Infosys BPO make monthly contributions to this provident fund plan equal to a specified percentage of the covered employee's salary. Amounts collected under the provident fund plan are deposited in a government administered provident fund. The company has no further obligation to the plan beyond its monthly contributions.

1.19.4 Compensated absences

The Group has a policy on compensated absences which are both accumulating and non-accumulating in nature. The expected cost of accumulating compensated absences is determined by actuarial valuation on the additional amount expected to be paid/availed as a result of the unused entitlement that has accumulated at the balance sheet date. Expense on non-accumulating compensated absences is recognized in the period in which the absences occur.

1.20 Share-based compensation

The Group recognizes compensation expense relating to share-based payments in net profit using a fair-value measurement method in accordance with IFRS 2, Share-Based Payment. Under the fair value method, the estimated fair value of awards is charged to income on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was in-substance, multiple awards. The Group includes a forfeiture estimate in the amount of compensation expense being recognized.

The fair value of each option is estimated on the date of grant using the Black-Scholes-Merton valuation model. The expected term of an option is estimated based on the vesting term and contractual term of the option, as well as expected exercise behaviour of the employee who receives the option. Expected volatility during the expected term of the option is based on historical volatility, during a period equivalent to the expected term of the option, of the observed market prices of the company's publicly traded equity shares. Expected dividends during the expected term of the option are based on recent dividend activity. Risk-free interest rates are based on the government securities yield in effect at the time of the grant over the expected term.

1.21 Dividends

Final dividends on shares are recorded as a liability on the date of approval by the shareholders and interim dividends are recorded as a liability on the date of declaration by the company's Board of Directors.

1.22 Operating profit

Operating profit for the Group is computed considering the revenues, net of cost of sales, selling and marketing expenses and administrative expenses.

1.23 Other income

Other income is comprised primarily of interest income, dividend income and exchange gain/loss on forward and options contracts and on translation of other assets and liabilities. Interest income is recognized using the effective interest method. Dividend income is recognized when the right to receive payment is established.

1.24 Leases

Leases under which the company assumes substantially all the risks and rewards of ownership are classified as finance leases. When acquired, such assets are capitalized at fair value or present value of the minimum lease payments at the inception of the lease, whichever is lower. Lease payments under operating leases are recognised as an expense on a straight line basis in net profit in the statement of comprehensive income over the lease term.

1.25 Government grants

The Group recognizes government grants only when there is reasonable assurance that the conditions attached to them shall be complied with, and the grants will be received. Government grants related to assets are treated as deferred income and are recognized in net profit in the statement of comprehensive income on a systematic and rational basis over the useful life of the asset. Government grants related to revenue are recognized on a systematic basis in net profit in the statement of comprehensive income over the periods necessary to match them with the related costs which they are intended to compensate.

1.26 Recent accounting pronouncements

1.26.1 Standards issued but not yet effective

IFRS 9 Financial Instruments: In November 2009, the International Accounting Standards Board issued IFRS 9, Financial Instruments: Recognition and Measurement, to reduce the complexity of the current rules on financial instruments as mandated in IAS 39. IFRS 9 has fewer classification and measurement categories as compared to IAS 39 and has eliminated the categories of held to maturity, available for sale and loans and receivables. Further it eliminates the rule-based requirement of segregating embedded derivatives and tainting rules pertaining to held to maturity investments. For an investment in an equity instrument which is not held for trading, IFRS 9 permits an irrevocable election, on initial recognition, on an individual share-by-share basis, to present all fair value changes from the investment in other comprehensive income. No amount recognized in other comprehensive income would ever be reclassified to profit or loss. IFRS 9, was further amended in October 2010, and such amendment introduced requirements on accounting for financial liabilities. This amendment addresses the issue of volatility in the profit or loss due to changes in the fair value of an entity’s own debt. It requires the entity, which chooses to measure a liability at fair value, to present the portion of the fair value change attributable to the entity’s own credit risk in the other comprehensive income. The effective date to adopt IFRS 9 is yet to be notified. The company is currently evaluating the requirements of IFRS 9, and has not yet determined the impact on the consolidated interim financial statements.

Amendments to IAS 32 Offsetting Financial Assets and Financial Liabilities : In December 2011, the International Accounting Standards Board issued amendments to IAS 32, Offsetting Financial Assets and Financial Liabilities. The amendments clarify that:

–	an entity currently has a legally enforceable right to set-off if that right is-
	–	not contingent on future event; and
	–	enforceable both in the normal course of business and in the event of default, insolvency or bankruptcy of the entity and all counterparties;
–	gross settlement is equivalent to net settlement if and only if the gross settlement mechanism has features that:
	–	eliminate or result in insignificant credit and liquidity risk; and
	–	process receivables and payables in a single settlement process or cycle.

The company is required to adopt amendments to IAS 32 by accounting year commencing April 1, 2014. The company is currently evaluating the requirements of IAS 32 amendments and has not yet determined the impact on the consolidated interim financial statements.

2. Notes to the Unaudited Condensed Consolidated Interim Financial Statements

2.1 Cash and cash equivalents

Cash and cash equivalents consist of the following:

(Dollars in millions)

	As of
	December 31, 2013	March 31, 2013
Cash and bank deposits	$3,128	$3,449
Deposits with corporations	584	572
	$3,712	$4,021

Cash and cash equivalents as of December 31, 2013 and March 31, 2013 include restricted cash and bank balances of $52 million and $56 million, respectively. The restrictions are primarily on account of cash and bank balances held by irrevocable trusts controlled by the company, bank balances held as margin money deposits against guarantees and balances held in unclaimed dividend bank accounts.

The deposits maintained by the Group with banks and corporations comprise of time deposits, which can be withdrawn by the Group at any point without prior notice or penalty on the principal.

The table below provides details of cash and cash equivalents :

(Dollars in millions)

	As of
	December 31, 2013	March 31, 2013
In current accounts
ANZ Bank,Taiwan	$1	$1
Bank of America, USA	119	167
Bank of America, Mexico	1	1
Bank of Zachodni WBK S.A.	1	1
Barclays Bank, UK	8	2
Citibank N.A., Australia	4	32
Citibank N.A., Brazil	5	3
Citibank N.A., China	5	9
Citibank N.A., Costa Rica	1	–
Citibank N.A., Dubai	–	1
Citibank N.A., Japan	3	3
Citibank N.A., India	–	3
Citibank N.A., New Zealand	1	1
Citibank N.A., South Africa	1	–
Citibank EEFC, India (U.S. dollar account)	1	21
China Merchant Bank, China	1	–
Commerzbank, Germany	6	2
Deutsche Bank, Belgium	–	2
Deutsche Bank, Czech Republic	–	1
Deutsche Bank, Czech Republic (Euro account)	1	1
Deutsche Bank, Czech Republic (USD account)	1	–
Deutsche Bank, France	1	1
Deutsche Bank, Germany	3	3
Deutsche Bank, India	3	2
Deutsche Bank, Netherlands	3	2
Deutsche Bank, Philippines	–	–
Deutsche Bank, Philippines (U.S. dollar account)	–	1
Deutsche Bank, Poland	1	2
Deutsche Bank, United Kingdom	29	13
Deutsche Bank-EEFC, India (Euro account)	1	4
Deutsche Bank-EEFC, India (U.S. dollar account)	2	12
Deutsche Bank-EEFC, India (Australian dollar account)	7	–
Deutsche Bank-EEFC, India (Swiss Franc account)	1	–
Deutsche Bank-EEFC, India (UK Pound Sterling account)	4	–
HSBC Bank, Brazil	1	–
ICICI Bank, India	5	9
ICICI Bank-EEFC, India (U.S. dollar account)	2	2
ICICI Bank-EEFC, India (UK Pound Sterling)	–	1
Royal Bank of Canada, Canada	6	3
Royal Bank of Scotland, China	9	9
Royal Bank of Scotland, China (U.S. dollar account)	–	1
Punjab National Bank, India	1	1
Shanghai Pudong Development Bank, China	1	–
UBS AG, Switzerland	1	–
	$241	$317
Deposit accounts
Andhra Bank, India	$30	$130
Allahabad Bank, India	57	51
ANZ Bank, Taiwan	–	1
Axis Bank, India	116	195
Bank of America, USA	–	3
Bank of Baroda, India	171	354
Bank of Maharashtra, India	5	–
Bank of India, India	344	348
Canara Bank, India	426	403
Central Bank of India, India	237	232
Citibank N.A., China	9	14
Corporation Bank, India	207	143
Deutsche Bank, Poland	22	10
Federal Bank, India	4	5
ICICI Bank, India	451	478
IDBI Bank, India	263	183
Indusind Bank	4	–
ING Vysya Bank, India	32	16
Indian Overseas Bank, India	96	81
Jammu and Kashmir Bank, India	4	5
Kotak Mahindra Bank, India	41	52
National Australia Bank Limited, Australia	12	1
Oriental Bank of Commerce, India	25	152
Punjab National Bank, India	13	–
Ratnakar Bank, India	1	1
State Bank of Hyderabad, India	113	129
State Bank of India, India	10	11
South Indian Bank, India	–	12
Syndicate Bank, India	82	–
Union Bank of India, India	19	15
Vijaya Bank, India	61	70
Yes Bank, India	32	37
	$2,887	$3,132
Deposits with corporations
HDFC Limited, India	$584	$572
	$584	$572
Total	$3,712	$4,021

2.2 Available-for-sale financial assets

Investments in liquid mutual fund units, fixed maturity plan securities, quoted debt securities and unquoted equity securities are classified as available-for-sale financial assets.

Cost and fair value of investment in liquid mutual fund units, fixed maturity plan securities, quoted debt securities and unquoted equity securities are as follows:

(Dollars in millions)

	As of
	December 31, 2013	March 31, 2013
Current
Liquid mutual fund units:
Cost and fair value	$413	$320
Fixed Maturity Plan Securities
Cost	$5	–
Gross unrealised holding gains	–	–
Fair value	$5	–
Quoted debt securities:
Cost	–	–
Gross unrealised holding gains	–	–
Fair value	–	–
	$418	$320
Non Current
Quoted debt securities:
Cost	$215	$69
Gross unrealised holding gains/(losses)	(13)	2
Fair value	$202	$71
Unquoted equity securities:
Cost	–	–
Gross unrealised holding gains	1	1
Fair value	$1	$1
	$203	$72
Total available-for-sale financial assets	$621	$392

Fixed maturity plan securities:

During the three months ended September 30, 2013, the company invested in fixed maturity plan securities. The fair value as of December 31, 2013 is $5 million. The unrealized gain of less than $1 million, net of taxes of less than $1 million has been recognized in other comprehensive income for the three months and nine months ended December 31, 2013. The fair value of $5 million is based on the quoted prices as available on December 31, 2013.

Quoted debt securities:

The company has invested in current and non-current quoted debt securities. The fair value of the non-current quoted debt securities as of December 31, 2013 and March 31, 2013 is $202 million and $71 million, respectively. The net unrealized loss of $10 million and $14 million, net of taxes of less than $1 million and $1 million, has been recognized in other comprehensive income for the three months and nine months ended December 31, 2013, respectively. The fair value of $202 million is based on the quoted prices as available on December 31, 2013.

The fair value of the current quoted debt securities as of December 31, 2013 and March 31, 2013 is less than $1 million each. The net unrealized loss of less than $1 million each, net of taxes of less than $1 million, has been recognized in other comprehensive income for the three months and nine months ended December 31, 2013, respectively. The fair value of less than $1 million is based on the quoted prices as available on December 31, 2013.

Unquoted equity securities:

During fiscal 2010, Infosys sold 3,231,151 shares of OnMobile Systems Inc, U.S.A, at a price of $3.64 per share (166.58 per share), derived from quoted prices of the underlying marketable equity securities.

As of December 31, 2013 and March 31, 2013, the remaining 2,154,100 shares were fair valued at $1 million. The fair value of $1 million has been derived based on an agreed upon exchange ratio between these unquoted equity securities and quoted prices of the underlying marketable equity securities, each as of December 31, 2013 and March 31, 2013, respectively. The unrealized gain of less than $1 million, net of taxes of less than $1 million, has been recognized in other comprehensive income for the three months ended December 31, 2013. The unrealized loss of less than $1 million, net of taxes of less than $1 million, has been recognized in other comprehensive income for the nine months ended December 31, 2013.

Unrealized loss of less than $1 million, net of taxes of less than $1 million has been recognized in other comprehensive income for each of the three months and nine months ended December 31, 2012.

2.3 Business combinations

During fiscal 2010, Infosys BPO acquired 100% of the voting interests in Infosys McCamish Systems LLC (formerly known as McCamish Systems LLC) (McCamish), a business process solutions provider based in Atlanta, Georgia, in the United States. The business acquisition was conducted by entering into a Membership Interest Purchase Agreement for a cash consideration of $37 million and a contingent consideration of up to $20 million. The fair values of the contingent consideration and its undiscounted value on the date of acquisition was $9 million and $15 million, respectively.

The payment of contingent consideration is dependent upon the achievement of certain revenue targets and net margin targets by McCamish over a period of 4 years ending March 31, 2014. Further, contingent to McCamish signing any deal with a customer with total revenues of $100 million or more, the aforesaid period will be extended by 2 years. The total contingent consideration was estimated to be in the range between $14 million and $20 million.

The fair value of the contingent consideration is determined by discounting the estimated amount payable to the previous owners of McCamish on achievement of certain financial targets. The key inputs used for the determination of fair value of contingent consideration are the discount rate of 13.9% and the probabilities of achievement of the net margin and the revenue targets ranging from 50% to 100%.

During the three months and nine months ended December 31, 2013, the liability related to the contingent consideration increased by less than $1 million each, due to passage of time.

During the year ended March 31, 2013, McCamish entered into an asset purchase agreement with Seabury & Smith Inc., a company providing back office services to life insurers, to purchase its BPO division for a cash consideration of $1 million and a deferred consideration of $1 million. Consequent to the transaction intangible assets of $1 million and goodwill of $1 million have been recorded. The intangible customer contracts and relationships and software are being amortized over a period of five years and four months, respectively, being management‘s estimate of its useful life, based on the life over which economic benefits are expected to be realized. During the three months ended September 30, 2013, based on an assessment made by the management, deferred consideration of $1 million has been reversed in the statement of comprehensive income, as the same is no longer payable.

During the year ended March 31, 2013, pursuant to McCamish entering into the asset purchase agreement with Seabury & Smith Inc., the company conducted an assessment of the probability of McCamish achieving the required revenue and net margin targets pertaining to contingent consideration. The assessment was based on the actual and projected revenues and net margins pertaining to McCamish post consummation of the asset purchase transaction. Consequently, the fair value of the contingent consideration and its related undiscounted value was determined at $3 million and $4 million, respectively and the related liability no longer required was reversed in the statement of comprehensive income. The contingent consideration is estimated to be in the range between $4 million and $6 million.

As of December 31, 2013 and March 31, 2013, the liability related to contingent consideration was $4 million each.

On January 4, 2012 Infosys BPO acquired 100% of the voting interest in Portland Group Pty Ltd a strategic sourcing and category management services provider based in Australia. The business acquisition was conducted by entering into a share sale agreement for a cash consideration of $41 million.

On October 22, 2012, Infosys acquired 100% of the voting interests in Lodestone Holding AG (Infosys Lodestone), a global management consultancy firm headquartered in Zurich, Switzerland. The business acquisition was conducted by entering into a share purchase agreement for a cash consideration of $219 million and an additional consideration of up to $112 million, which the company refers to as deferred purchase price, estimated on the date of acquisition, payable to the selling shareholders of Lodestone Holding AG who are continuously employed or otherwise engaged by the Group during the three year period following the date of the acquisition.

The business acquisition will strengthen Infosys’ consulting and systems integration (C&SI) capabilities and will enable Infosys to increase its global presence particularly in continental Europe, Latin America and Asia Pacific. Consequently, the excess of the purchase consideration paid over the fair value of assets acquired has been attributed to goodwill.

The purchase price has been allocated based on management’s estimates and an independent appraisal of fair values as follows:

(Dollars in millions)

Component	Acquiree's carrying amount	Fair value adjustments	Purchase price allocated
Property, plant and equipment	$5	–	$5
Net current assets	16	–	16
Deferred tax assets	5	(2)	3
Borrowings	(16)	–	(16)
Intangible assets - customer contracts and relationships	–	36	36
Intangible assets - brand	–	5	5
Deferred tax liabilities on Intangible assets	–	(10)	(10)
	10	29	39
Goodwill			180
Total purchase price			$219

The goodwill is not tax deductible.

The amount of trade receivables acquired from the above business acquisition was $39 million. Subsequently the trade receivables have been fully collected.

The identified intangible customer contracts are being amortized over a period of two years and the identified customer relationships are being amortized over a period of ten years, whereas the identified intangible brand is being amortized over a period of two years, which are management's estimates of the useful lives of the assets.

The acquisition date fair value of each major class of consideration as at the acquisition date is as follows:

(Dollars in millions)

Particulars	Consideration settled
Fair value of total consideration
Cash consideration	$219
Total	$219

As per the share purchase agreement approximately $112 million of deferred purchase price, is payable to the selling shareholders of Lodestone Holding AG who will be continuously employed or otherwise engaged by the Group during the three year period from the date of acquisition. The deferred purchase price is payable on the third anniversary of the acquisition date subject to selling shareholders being in continuous employment with the group during this three year period. The deferred purchase price is treated as post acquisition employee remuneration expense as per IFRS 3R. For the three months and nine months ended December 31, 2013, a post-acquisition employee remuneration expense of $8 million $22 million has been recorded in cost of sales in the statement of comprehensive income. For each of the three months and nine months ended December 31, 2012, a post-acquisition employee remuneration expense of $4 million has been recorded in cost of sales in the statement of comprehensive income.

The transaction costs of $2 million related to the acquisition have been included under administrative expense in the statement of comprehensive income for the year ended March 31, 2013.

Following is a summary of changes in the carrying amount of goodwill:

(Dollars in millions)

	As of
	December 31, 2013	March 31, 2013
Carrying value at the beginning	$364	$195
Goodwill recognized on Lodestone acquisition	–	180
Goodwill recognized on Seabury and Smith acquisition	–	1
Translation differences	(10)	(12)
Carrying value at the end	$354	$364

2.4 Property, plant and equipment

Following are the changes in the carrying value of property, plant and equipment for the three months ended December 31, 2013:

(Dollars in millions)

	Land	Buildings	Plant and machinery	Computer equipment	Furniture and fixtures	Vehicles	Capital work-in-progress	Total
Gross carrying value as of October 1, 2013	$151	$700	$216	$357	$146	$5	$322	$1,897
Additions	32	44	30	34	10	–	–	150
Deletions	–	–	–	(1)	–	(1)	(26)	(28)
Translation difference	1	8	2	3	2	2	5	23
Gross carrying value as of December 31, 2013	184	752	248	393	158	6	301	2,042
Accumulated depreciation as of October 1, 2013	–	(262)	(150)	(259)	(103)	(3)	–	(777)
Depreciation	–	(12)	(8)	(29)	(5)	(1)	–	(55)
Accumulated depreciation on deletions	–	–	1	1	–	–	–	2
Translation difference	–	(3)	(4)	(3)	(1)	1	–	(10)
Accumulated depreciation as of December 31, 2013	–	(277)	(161)	(290)	(109)	(3)	–	(840)
Carrying value as of December 31, 2013	184	475	87	103	49	3	301	1,202
Carrying value as of October 1, 2013	$151	$438	$66	$98	$43	$2	$322	$1,120

Proceeds on sale of property, plant and equipment during the three months ended December 31, 2013 was less than $1 million.

Following are the changes in the carrying value of property, plant and equipment for the three months ended December 31, 2012:

(Dollars in millions)

	Land	Buildings	Plant and machinery	Computer equipment	Furniture and fixtures	Vehicles	Capital work-in-progress	Total
Gross carrying value as of October 1, 2012	$141	$772	$259	$320	$157	$2	$228	$1,879
Additions through business combinations	–	–	–	2	5	3	–	10
Additions	7	4	7	30	4	–	56	108
Deletions	(1)	–	–	(2)	–	–	–	(3)
Translation difference	(6)	(30)	(9)	(12)	(4)	–	(9)	(70)
Gross carrying value as of December 31, 2012	141	746	257	338	162	5	275	1,924
Accumulated depreciation as of October 1, 2012	–	(257)	(172)	(241)	(111)	(1)	–	(782)
Accumulated depreciation on business combinations	–	–	–	(1)	(2)	(2)	–	(5)
Depreciation	–	(13)	(11)	(19)	(8)	–	–	(51)
Accumulated depreciation on deletions	–	–	–	2	–	–	–	2
Translation difference	–	10	6	8	3	–	–	27
Accumulated depreciation as of December 31, 2012	–	(260)	(177)	(251)	(118)	(3)	–	(809)
Carrying value as of October 1, 2012	141	515	87	79	46	1	228	1,097
Carrying value as of December 31, 2012	$141	$486	$80	$87	$44	$2	$275	$1,115

Proceeds on sale of property, plant and equipment during the three months ended December 31, 2012 was less than $1 million.

Following are the changes in the carrying value of property, plant and equipment for the nine months ended December 31, 2013:

(Dollars in millions)

	Land	Buildings	Plant and machinery	Computer equipment	Furniture and fixtures	Vehicles	Capital work-in-progress	Total
Gross carrying value as of April 1, 2013	$157	$773	$231	$347	$147	$5	$306	$1,966
Additions	48	74	45	88	24	1	60	340
Deletions	–	–	–	(3)	–	(1)	(26)	(30)
Translation difference	(21)	(95)	(28)	(39)	(13)	1	(39)	(234)
Gross carrying value as of December 31, 2013	184	752	248	393	158	6	301	2,042
Accumulated depreciation as of April 1, 2013	–	(275)	(154)	(240)	(103)	(3)	–	(775)
Depreciation	–	(36)	(26)	(80)	(16)	(1)	–	(159)
Accumulated depreciation on deletions	–	–	1	3	–	–	–	4
Translation difference	–	34	18	27	10	1	–	90
Accumulated depreciation as of December 31, 2013	–	(277)	(161)	(290)	(109)	(3)	–	(840)
Carrying value as of December 31, 2013	184	475	87	103	49	3	301	1,202
Carrying value as of April 1, 2013	$157	$498	$77	$107	$44	$2	$306	$1,191

Proceeds on sale of property, plant and equipment during the nine months ended December 31, 2013 was less than $1 million.

Following are the changes in the carrying value of property, plant and equipment for the nine months ended December 31, 2012:

(Dollars in millions)

	Land	Buildings	Plant and machinery	Computer equipment	Furniture and fixtures	Vehicles	Capital work-in-progress	Total
Gross carrying value as of April 1, 2012	$140	$760	$246	$273	$151	$2	$203	$1,775
Additions through business combinations	–	–	–	2	5	3	–	10
Additions	13	43	27	85	16	–	87	271
Deletions	(1)	–	–	(2)	–	–	–	(3)
Translation difference	(11)	(57)	(16)	(20)	(10)	–	(15)	(129)
Gross carrying value as of December 31, 2012	141	746	257	338	162	5	275	1,924
Accumulated depreciation as of April 1, 2012	–	(241)	(156)	(214)	(100)	(1)	–	(712)
Accumulated depreciation on business combinations	–	–	–	(1)	(2)	(2)	–	(5)
Depreciation	–	(37)	(33)	(52)	(23)	–	–	(145)
Accumulated depreciation on deletions	–	–	–	2	–	–	–	2
Translation difference	–	18	12	14	7	–	–	51
Accumulated depreciation as of December 31, 2012	–	(260)	(177)	(251)	(118)	(3)	–	(809)
Carrying value as of December 31, 2012	141	486	80	87	44	2	275	1,115
Carrying value as of April 1, 2012	$140	$519	$90	$59	$51	$1	$203	$1,063

Proceeds on sale of property, plant and equipment during the three months ended December 31, 2012 was $1 million.

The depreciation expense for the three months ended December 31, 2013 and December 31, 2012 is included in cost of sales in the consolidated statement of comprehensive income.

Carrying value of land includes $58 million and $66 million as of December 31, 2013 and March 31, 2013, respectively, towards deposits paid under certain lease-cum-sale agreements to acquire land, including agreements where the company has an option to purchase the properties on expiry of the lease period. The company has already paid 99% of the market value of the properties prevailing at the time of entering into the lease-cum-sale agreements with the balance payable at the time of purchase.

The contractual commitments for capital expenditure were $248 million and $312 million as of December 31, 2013 and March 31, 2013, respectively.

2.5 Income Taxes

Income tax expense in the consolidated statement of comprehensive income comprises:

(Dollars in millions)

	Three months ended December 31,		Nine months ended December 31,
	2013	2012	2013	2012
Current taxes
Domestic taxes	$156	$148	$433	$428
Overseas taxes	32	20	83	71
	$188	$168	$516	$499
Deferred taxes
Domestic taxes	($12)	($16)	($19)	($21)
Overseas taxes	4	(3)	(15)	1
	($8)	($19)	($34)	($20)
Income tax expense	$180	$149	$482	$479

Entire deferred income tax for the three months and nine months ended December 31, 2013 and December 31, 2012 relates to origination and reversal of temporary differences.

For each of the three months ended December 31, 2013 and December 31, 2012, a reversal of deferred tax liability of less than $1 million, relating to available-for-sale financial assets has been recognized in other comprehensive income.

For the nine months ended December 31, 2013 and December 31, 2012, a reversal of deferred tax liability of $1 million and less than $1 million, relating to available-for-sale financial assets has been recognized in other comprehensive income respectively.

The foreign tax expense is due to income taxes payable overseas, principally in the United States of America. The company benefits from certain significant tax incentives provided to software firms under Indian tax laws. These incentives include those for facilities set up under the Special Economic Zones Act, 2005 and software development facilities designated as "Software Technology Parks" (the STP Tax Holiday). The STP Tax Holiday was available for ten consecutive years, beginning from the financial year when the unit started producing computer software or April 1, 1999, whichever is earlier. The Indian Government, through the Finance Act, 2009, had extended the tax holiday for the STP units until fiscal 2011. The tax holiday for all of our STP units expired as of March 31, 2011. Under the Special Economic Zones Act, 2005 scheme, units in designated special economic zones which begin providing services on or after April 1, 2005 are eligible for a deduction of 100 percent of profits or gains derived from the export of services for the first five years from commencement of provision of services and 50 percent of such profits or gains for a further five years. Certain tax benefits are also available for a further period of five years subject to the unit meeting defined conditions.

The company is subject to a 15% Branch Profit Tax (BPT) in the U.S. to the extent its U.S. branch's net profit during the year is greater than the increase in the net assets of the U.S. branch during the fiscal year, computed in accordance with the Internal Revenue Code. As of March 31, 2013, Infosys' U.S. branch net assets amounted to approximately $738 million. As of December 31, 2013, the company has provided for branch profit tax of $51 million for its U.S branch, as the company estimates that these branch profits are expected to be distributed in the foreseeable future.

Deferred income tax liabilities have not been recognized on temporary differences amounting to $454 million and $396 million as of December 31, 2013 and March 31, 2013, respectively, associated with investments in subsidiaries and branches as it is probable that the temporary differences will not reverse in the foreseeable future.

The tax effects of significant temporary differences that resulted in deferred income tax assets and liabilities are as follows:

(Dollars in millions)

	As of
	December 31, 2013	March 31, 2013
Deferred income tax assets
Property, plant and equipment	$62	$66
Minimum alternate tax credit carry-forwards	2	7
Computer software	7	8
Trade receivables	7	4
Compensated absences	38	27
Accrued compensation to employees	6	6
Accumulated losses	8	7
Others	19	17
Total deferred income tax assets	$149	$142
Deferred income tax liabilities
Temporary difference related to branch profits	($51)	($58)
Intangibles	(11)	(13)
Total deferred income tax liabilities	($62)	($71)
Deferred income tax assets after set off	$98	$94
Deferred income tax liabilities after set off	($11)	($23)

Deferred tax assets and deferred tax liabilities have been offset wherever the company has a legally enforceable right to set off current tax assets against current tax liabilities and where the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority.

The deferred income tax assets and deferred income tax liabilities recoverable within and after 12 months are as follows:

(Dollars in millions)

	As of
	December 31, 2013	March 31, 2013
Deferred income tax assets to be recovered after 12 months	$105	$111
Deferred income tax assets to be recovered within 12 months	44	31
Total deferred income tax assets	$149	$142
Deferred income tax liabilities to be settled after 12 months	($26)	($47)
Deferred income tax liabilities to be settled within 12 months	(36)	(24)
Total deferred income tax liabilities	($62)	($71)

In assessing the realizability of deferred income tax assets, management considers whether some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. Management considers the scheduled reversals of deferred income tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred income tax assets are deductible, management believes that the company will realize the benefits of those deductible differences. The amount of the deferred income tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced.

The credits relating to temporary differences are primarily on account of compensated absences, trade receivables, accumulated losses and property, plant and equipment.

Pursuant to the enacted changes in the Indian Income Tax Laws effective April 1, 2007, a Minimum Alternate Tax (MAT) had been extended to income in respect of which a deduction could be claimed under section 10A of the Income Tax Act for STP units. Further, the Finance Act, 2011, which became effective April 1, 2011, extended MAT to SEZ operating and SEZ developer units also. Consequent to the enacted changes, Infosys BPO has calculated its tax liability for current domestic taxes after considering MAT. The excess tax paid under MAT provisions being over and above regular tax liability can be carried forward and set off against future tax liabilities computed under regular tax provisions. Infosys BPO was required to pay MAT, and, accordingly, a deferred income tax asset of $2 million and $7 million has been recognized on the balance sheet of the company as of December 31, 2013 and March 31, 2013, respectively, which can be carried forward for a period of ten years from the year of recognition.

The company has received demands from the Indian Income tax authorities for payment of additional tax of $252 million (1,548 crore) including interest of $69 million (429 crore) upon completion of their tax review for fiscal 2005, fiscal 2006, fiscal 2007, fiscal 2008 and fiscal 2009. These income tax demands are mainly on account of disallowance of a portion of the deduction claimed by the company under Section 10A of the Income Tax Act. The deductible amount is determined by the ratio of export turnover to total turnover. The disallowance arose from certain expenses incurred in foreign currency being reduced from export turnover but not reduced from total turnover. The tax demand for fiscal 2007, fiscal 2008 and fiscal 2009 also includes disallowance of portion of profit earned outside India from the STP units and disallowance of profits earned from SEZ units. The matter for fiscal 2005, fiscal 2006, fiscal 2007,fiscal 2008 and fiscal 2009 are pending before the Commissioner of Income tax ( Appeals) Bangalore. The company is contesting the demand and the management including its tax advisors believes that its position will likely be upheld in the appellate process. The management believes that the ultimate outcome of this proceeding will not have a material adverse effect on the Company's financial position and results of operations.

2.6 Earnings per equity share

The following is a reconciliation of the equity shares used in the computation of basic and diluted earnings per equity share:

	Three months ended December 31,		Nine months ended December 31,
	2013	2012	2013	2012
Basic earnings per equity share - weighted average number of equity shares outstanding(1)	571,402,566	571,400,086	571,402,566	571,398,129
Effect of dilutive common equivalent shares - share options outstanding	–	331	–	889
Diluted earnings per equity share - weighted average number of equity shares and common equivalent shares outstanding	571,402,566	571,400,417	571,402,566	571,399,018

(1)	Excludes treasury shares

For the three months and nine months ended December 31, 2013 and December 31, 2012 there were no outstanding options to purchase equity shares which had an anti-dilutive effect.

2.7 Related party transactions

List of subsidiaries:

Particulars	Country	Holding as of
		December 31, 2013	March 31, 2013
Infosys BPO	India	99.98%	99.98%
Infosys China	China	100%	100%
Infosys Mexico	Mexico	100%	100%
Infosys Sweden	Sweden	100%	100%
Infosys Shanghai	China	100%	100%
Infosys Brasil	Brazil	100%	100%
Infosys Public Services, Inc.	USA	100%	100%
Infosys Consulting India Limited (1)	India	–	100%
Infosys Americas (2)	USA	100%	–
Infosys BPO s. r. o (3)	Czech Republic	99.98%	99.98%
Infosys BPO (Poland) Sp Z.o.o (3)	Poland	99.98%	99.98%
Infosys McCamish Systems LLC (Formerly known as McCamish Systems LLC) (3)	USA	99.98%	99.98%
Portland Group Pty Ltd(3)(4)(Refer to Note 2.3)	Australia	99.98%	99.98%
Portland Procurement Services Pty Ltd (10)(Refer to Note 2.3)	Australia	99.98%	99.98%
Infosys Australia (5)	Australia	100%	100%
Lodestone Holding AG (6)(Refer to Note 2.3)	Switzerland	100%	100%
Lodestone Management Consultants (Canada) Inc. (7)	Canada	100%	100%
Lodestone Management Consultants Inc. (7)	USA	100%	100%
Lodestone Management Consultants Pty Limited (7)	Australia	100%	100%
Lodestone Management Consultants (Asia Pacific) Limited (7)(8)	Thailand	–	–
Lodestone Management Consultants AG (7)	Switzerland	100%	100%
Lodestone Augmentis AG (12)	Switzerland	100%	100%
Hafner Bauer & Ödman GmbH (7)	Switzerland	100%	100%
Lodestone Management Consultants (Belgium) S.A. (9)	Belgium	99.90%	99.90%
Lodestone Management Consultants GmbH (7)	Germany	100%	100%
Lodestone Management Consultants Pte Ltd. (7)	Singapore	100%	100%
Lodestone Management Consultants SAS (7)	France	100%	100%
Lodestone Management Consultants s.r.o. (7)	Czech Republic	100%	100%
Lodestone Management Consultants GmbH (7)	Austria	100%	100%
Lodestone Management Consultants China Co., Ltd. (7)	China	100%	100%
Lodestone Management Consultants Ltd. (7)	UK	100%	100%
Lodestone Management Consultants B.V. (7)	Netherlands	100%	100%
Lodestone Management Consultants Ltda. (9)	Brazil	99.99%	99.99%
Lodestone Management Consultants Sp. z.o.o. (7)	Poland	100%	100%
Lodestone Management Consultants Portugal, Unipessoal, Lda. (7)	Portugal	100%	100%
S.C. Lodestone Management Consultants S.R.L. (7)	Romania	100%	100%
Lodestone Management Consultants S.R.L. (7)(11)	Argentina	100%	100%

(1)	The Hon’ble High Court of Karnataka sanctioned the scheme of amalgamation of Infosys Consulting India Limited (ICIL) with Infosys Limited with an effective date of August 23, 2013 and an appointed date of January 12, 2012.
(2)	Incorporated effective June 25, 2013
(3)	Wholly owned subsidiaries of Infosys BPO.
(4)	On January 4, 2012, Infosys BPO acquired 100% of the voting interest in Portland Group Pty Ltd
(5)	Under liquidation
(6)	On October 22, 2012, Infosys acquired 100% voting interest in Lodestone Holding AG
(7)	Wholly owned subsidiaries of Lodestone Holding AG acquired on October 22, 2012
(8)	Liquidated effective February 14, 2013
(9)	Majority owned and controlled subsidiaries of Lodestone Holding AG acquired on October 22, 2012
(10)	Wholly owned subsidiary of Portland Group Pty Ltd
(11)	Incorporated effective January 10, 2013
(12)	Wholly owned subsidiary of Lodestone Management Consultants AG

Infosys has provided guarantee for performance of certain contracts entered into by its subsidiaries.

List of other related parties:

Particulars	Country	Nature of relationship
Infosys Limited Employees' Gratuity Fund Trust	India	Post-employment benefit plan of Infosys
Infosys Limited Employees' Provident Fund Trust	India	Post-employment benefit plan of Infosys
Infosys Limited Employees' Superannuation Fund Trust	India	Post-employment benefit plan of Infosys
Infosys BPO Limited Employees’ Superannuation Fund Trust	India	Post-employment benefit plan of Infosys BPO
Infosys BPO Limited Employees’ Gratuity Fund Trust	India	Post-employment benefit plan of Infosys BPO
Infosys Limited Employees’ Welfare Trust	India	Controlled trust
Infosys Science Foundation	India	Controlled trust

Transactions with key management personnel

The table below describes the compensation to key management personnel which comprise directors and members of the executive council:

(Dollars in millions)

	Three months ended December 31,		Nine months ended December 31,
	2013	2012	2013	2012
Salaries and other employee benefits to whole-time directors and members of executive council	$2	$1	$6	$6
Commision and other benefits to non-executive / independent directors	–	–	1	1
Total compensation to key managerial personnel	$2	$1	$7	$7

2.8 SEGMENT REPORTING

IFRS 8 establishes standards for the way that public business enterprises report information about operating segments and related disclosures about products and services, geographic areas, and major customers. The company's operations predominantly relate to providing end-to-end business solutions that enable clients to enhance business performance, delivered to customers globally operating in various industry segments. The Chief Operating Decision Maker evaluates the company's performance and allocates resources based on an analysis of various performance indicators by industry classes and geographic segmentation of customers. Accordingly, segment information has been presented both along industry classes and geographic segmentation of customers. The accounting principles used in the preparation of the financial statements are consistently applied to record revenue and expenditure in individual segments, and are as set out in the significant accounting policies.

Industry segments for the Group are primarily financial services and insurance (FSI) comprising enterprises providing banking, finance and insurance services, enterprises in manufacturing (MFG), enterprises in the energy, utilities, communication and services (ECS) and enterprises in retail, consumer packaged goods, logistics and life sciences (RCL). Geographic segmentation is based on business sourced from that geographic region and delivered from both on-site and off-shore. North America comprises the United States of America, Canada and Mexico, Europe includes continental Europe (both the east and the west), Ireland and the United Kingdom, and the Rest of the World comprising all other places except those mentioned above and India.

Revenue and identifiable operating expenses in relation to segments are categorized based on items that are individually identifiable to that segment. Allocated expenses of segments include expenses incurred for rendering services from the company's offshore software development centers and on-site expenses, which are categorized in relation to the associated turnover of the segment. Certain expenses such as depreciation, which form a significant component of total expenses, are not specifically allocable to specific segments as the underlying assets are used interchangeably. Management believes that it is not practical to provide segment disclosures relating to those costs and expenses, and accordingly these expenses are separately disclosed as "unallocated" and adjusted against the total income of the Company.

Assets and liabilities used in the company's business are not identified to any of the reportable segments, as these are used interchangeably between segments. Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

Geographical information on revenue and industry revenue information is collated based on individual customers invoiced or in relation to which the revenue is otherwise recognized.

2.8.1 Industry Segments

(Dollars in millions)

Three months ended December 31, 2013	FSI	MFG	ECS	RCL	Total
Revenues	$705	$479	$401	$515	$2,100
Identifiable operating expenses	324	241	183	242	990
Allocated expenses	170	122	102	132	526
Segment profit	211	116	116	141	584
Unallocable expenses					58
Operating profit					526
Other income,net					117
Profit before Income taxes					643
Income Tax expense					180
Net profit					$463
Depreciation and amortization					$58
Non-cash expenses other than depreciation and amortization					–

Three months ended December 31, 2012	FSI	MFG	ECS	RCL	Total
Revenues	$644	$415	$392	$460	$1,911
Identifiable operating expenses	286	198	166	196	846
Allocated expenses	171	115	107	127	520
Segment profit	187	102	119	137	545
Unallocable expenses					54
Operating profit					491
Other income,net					92
Profit before Income taxes					583
Income Tax expense					149
Net profit					$434
Depreciation and amortization					$54
Non-cash expenses other than depreciation and amortization					–

Nine months ended December 31, 2013	FSI	MFG	ECS	RCL	Total
Revenues	$2,066	$1,406	$1,179	$1,506	$6,157
Identifiable operating expenses	962	716	533	732	2,943
Allocated expenses	519	372	311	399	1,601
Segment profit	585	318	335	375	1,613
Unallocable expenses					168
Operating profit					1,445
Other income,net					301
Profit before Income taxes					1,746
Income Tax expense					482
Net profit					$1,264
Depreciation and amortization					$168
Non-cash expenses other than depreciation and amortization					–

Nine months ended December 31, 2012	FSI	MFG	ECS	RCL	Total
Revenues	$1,850	$1,198	$1,105	$1,307	$5,460
Identifiable operating expenses	817	554	507	556	2,434
Allocated expenses	472	316	290	345	1,423
Segment profit	561	328	308	406	1,603
Unallocable expenses					151
Operating profit					1,452
Other income,net					308
Profit before Income taxes					1,760
Income Tax expense					479
Net profit					$1,281
Depreciation and amortization					$150
Non-cash expenses other than depreciation and amortization					$1

2.8.2 Geographic Segments

(Dollars in millions)

Three months ended December 31, 2013	North America	Europe	India	Rest of the World	Total
Revenues	$1,260	$522	$56	$262	$2,100
Identifiable operating expenses	597	247	35	111	990
Allocated expenses	322	132	12	60	526
Segment profit	341	143	9	91	584
Unallocable expenses					58
Operating profit					526
Other income,net					117
Profit before Income taxes					643
Income Tax expense					180
Net profit					$463
Depreciation and amortization					$58
Non-cash expenses other than depreciation and amortization					–

Three months ended December 31, 2012	North America	Europe	India	Rest of the World	Total
Revenues	$1,165	$459	$43	$244	$1,911
Identifiable operating expenses	523	199	20	104	846
Allocated expenses	322	125	10	63	520
Segment profit	320	135	13	77	545
Unallocable expenses					54
Operating profit					491
Other income,net					92
Profit before Income taxes					583
Income Tax expense					149
Net profit					$434
Depreciation and amortization					$54
Non-cash expenses other than depreciation and amortization					–

Nine months ended December 31, 2013	North America	Europe	India	Rest of the World	Total
Revenues	$3,754	$1,487	$158	$758	$6,157
Identifiable operating expenses	1,811	713	79	340	2,943
Allocated expenses	1,006	382	34	179	1,601
Segment profit	937	392	45	239	1,613
Unallocable expenses					168
Operating profit					1,445
Other income,net					301
Profit before Income taxes					1,746
Income Tax expense					482
Net profit					$1,264
Depreciation and amortization					$168
Non-cash expenses other than depreciation and amortization					–

Nine months ended December 31, 2012	North America	Europe	India	Rest of the World	Total
Revenues	$3,435	$1,228	$107	$690	$5,460
Identifiable operating expenses	1,507	562	65	300	2,434
Allocated expenses	904	321	25	173	1,423
Segment profit	1,024	345	17	217	1,603
Unallocable expenses					151
Operating profit					1,452
Other income,net					308
Profit before Income taxes					1,760
Income Tax expense					479
Net profit					$1,281
Depreciation and amortization					$150
Non-cash expenses other than depreciation and amortization					$1

2.8.3 Significant clients

No client individually accounted for more than 10% of the revenues for the three months and nine months ended December 31, 2013 and December 31, 2012.

2.9 Litigation

On May 23, 2011, the company received a subpoena from a grand jury in the United States District Court for the Eastern District of Texas. The subpoena required that the company provide to the grand jury certain documents and records related to its sponsorships for, and uses of, B1 business visas. The company complied with the subpoena. In connection with the subpoena, during a meeting with the United States Attorney’s Office for the Eastern District of Texas, the company was advised that it and certain of its employees are targets of the grand jury investigation.

In addition, the U.S. Department of Homeland Security (“DHS”) reviewed the company’s employer eligibility verifications on Form I-9 with respect to its employees working in the United States. In connection with this review, the company was advised that the DHS has found errors in a significant percentage of its Forms I-9 that the DHS has reviewed, and may impose fines and penalties on the company related to such alleged errors.

On October 30, 2013, Infosys settled the foregoing matters and entered into a Settlement Agreement (“Settlement Agreement”) with the U.S. Attorney, the DHS and the United States Department of State (“State,” and collectively with the U.S. Attorney and the DHS, the “United States”).

In the Settlement Agreement, Infosys denied and disputed all allegations made by the United States, except for the allegation that the Company failed to maintain accurate Forms I-9 records for many of its foreign nationals in the United States in 2010 and 2011 as required by law, and that such failure constituted civil violations of certain laws.

Under the Settlement Agreement, Infosys agreed, among other things, that:

•	the Company will pay to the United States an aggregate amount equal to $34 million within 30 days of the execution of the Settlement Agreement;
•	the Company will retain, for a period of two years from the date of the Settlement Agreement, an independent third-party auditor or auditing firm at its expense which will annually review and report on its Forms I-9 compliance, which reports shall be submitted to the U.S. Attorney; and
•	within 60 days after the first anniversary of the Settlement Agreement, the Company will furnish a report to the U.S. Attorney concerning the Company’s compliance with its internal B-1 visa use policies, standards of conduct, internal controls and disciplinary procedures.

In return, the United States agreed, among other things, that:

•	the United States will file a motion to dismiss with prejudice the complaint it will file in the United States District Court for the Eastern District of Texas relating to allegations made by the United States regarding the Company’s compliance with laws regulating H1-B and B-1 visas and Forms I-9 (the “Alleged Conduct”);
•	the United States will not use the Alleged Conduct to revoke any existing visas or petitions or deny future visas or petitions for the company's foreign nationals, and will evaluate each visa or petition on its own individual merits);
•	State will not use the Alleged Conduct to debar or suspend Infosys from any B-1 or H1-B immigration program, and the United States will not make any referrals to any government agencies for such debarment or suspension proceedings related to the Alleged Conduct; and
•	the United States will release Infosys and each of its current and former employees, directors, officers, agents and contractors from any civil, administrative or criminal claims the United States has or may have arising out of or pertaining to the Alleged Conduct, subject to certain exceptions specified in the Settlement Agreement.

Further, separate from, but related to the Settlement Agreement, U.S. Immigration and Customs Enforcement has confirmed that it will not impose debarment from any B-1 or H1-B immigration program on Infosys related to the Alleged Conduct.

The Company recorded a charge(reserve) related to the Settlement Agreement including legal costs of $ 35 million in the nine months ended December 31, 2013 related to the matters that were the subject of the Settlement Agreement. The said amount has been paid prior to December 31, 2013.

EPS for the nine months ended December 31, 2013 is $2.27 per share excluding the charge of $35 million for visa related matters. EPS for the nine months ended December 31, 2013 is $2.21 per share including the charge of $35 million for visa related matters. The difference is $0.06 per share.

In addition, we are subject to legal proceedings and claims, which have arisen in the ordinary course of our business. The management does not reasonably expect that these legal actions, when ultimately concluded and determined, will have a material and adverse effect on the company's results of operations or financial condition.

2.10 Break-up of expenses

Cost of sales

 (Dollars in millions)

	Three months ended December 31,		Nine months ended December 31,
	2013	2012	2013	2012
Employee benefit costs	$1,058	$944	$3,169	$2,689
Deferred purchase price pertaining to acquisition	8	4	22	4
Depreciation and amortization	58	54	168	150
Travelling costs	56	58	178	164
Cost of technical sub-contractors	86	75	254	190
Cost of software packages for own use	36	39	86	86
Third party items bought for service delivery to clients	10	9	23	20
Operating lease payments	9	8	26	22
Consumables	1	–	3	3
Communication costs	6	7	19	17
Repairs and maintenance	5	4	14	11
Provision for post-sales client support	4	–	1	13
Other expenses	4	1	11	7
Total	$1,341	$1,203	$3,974	$3,376

Sales and marketing expenses

(Dollars in millions)

	Three months ended December 31,		Nine months ended December 31,
	2013	2012	2013	2012
Employee benefit costs	$84	$80	$269	$216
Travelling costs	8	7	23	25
Branding and marketing	6	6	18	19
Operating lease payments	2	2	5	5
Commission	1	2	4	5
Consultancy and professional charges	1	2	3	4
Communication Costs	1	1	3	3
Other expenses	1	(1)	2	–
Total	$104	$99	$327	$277

Administrative expenses

(Dollars in millions)

	Three months ended December 31,		Nine months ended December 31,
	2013	2012	2013	2012
Employee benefit costs	$42	$37	$127	$106
Consultancy and professional charges	25	24	57	67
Office maintenance	16	16	47	44
Repairs and maintenance	4	3	9	12
Power and fuel	9	10	28	30
Communication costs	11	11	32	30
Travelling costs	5	7	17	21
Rates and taxes	3	3	11	11
Operating lease payments	3	3	9	8
Insurance charges	2	2	6	6
Postage and courier	2	1	4	2
Printing and stationery	–	1	2	2
Provisions for doubtful accounts receivable	3	(2)	16	5
Donations	–	–	–	2
Other expenses*	4	2	46	9
Total	$129	$118	$411	$355

(*) Other expenses for the nine months ended December 31, 2013 include a charge of $35 million towards visa related matters. Refer note 2.9